                                                             Exhibit (a)(1)(OOO)

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

DOLPHIN LIMITED PARTNERSHIP I, L.P.,           :
RAMESH MEHAN, RENEE MEHAN, RENEE MEHAN IRA,    :
SAROJ MEHAN, MANEESCH MEHAN, RAHUL MEHAN,      :
JOEL MEHAN, LAJIA MEHAN, DARSHAN MEHAN IRA,    :   Civil Action
DARSHAN MEHAN (ROLLOVER IRA), ARSH N. MEHAN,   :   No. 20101-NC
ARSH N. MEHAN (ROTH IRA), ASHOK K. MEHAN,      :
ASHOK K. MEHAN IRA, ROBERT M. MILES and        :
GUILLERMO MARTI,                               :
                                Plaintiffs,    :
                                               :
                   v.                          :
                                               :
NCS ACQUISITION CORP. and OMNICARE, INC.,      :
                                               :
                                Defendants.    :


                                    COMPLAINT

                             SUMMARY OF THE ACTION

    1. Plaintiffs are shareholders of NCS, which is being acquired by defendants Omnicare, Inc. ("Omnicare") and its wholly owned subsidiary, NCS Acquisition Corp. ("NCS Acquisition"), pursuant to a tender offer and merger at $5.50 per share (the "Acquisition"). The Acquisition is the culmination of a five month process in which Omnicare's acquisition proposal was (and is) by far the highest offer. It is available to NCS shareholders as a direct result of the successful litigation efforts of plaintiffs in an action in this Court entitled "In re NCS Healthcare, Inc. Shareholders Litigation," Consolidated C.A. No. 19786 (the "Shareholders Action"). Those litigation efforts achieved success when the Delaware Supreme Court, by Order entered December 10, 2002, directed entry in the Shareholders Action of a preliminary injunction barring consummation of a proposed merger between NCS and Genesis Health Ventures, Inc. ("Genesis") that would have paid the stockholders of NCS approximately $1.60 per share in Genesis common stock. As a result of the successful prosecution of the Shareholders Action, the Genesis Merger Agreement and two related voting agreements that would have guaranteed approval of the Genesis merger were enjoined. Thereafter, a bidding contest between Genesis and Omnicare ensued, culminating in the Acquisition pursuant to which NCS will be acquired at $5.50 per share. That increase of approximately $3.90 (340%) per share constitutes a direct monetary benefit of about $102 million in the aggregate for the stockholders of NCS. By this action, plaintiffs seek to escrow a portion of that benefit for the payment of the fees and expenses of their counsel in the event this Court concludes that the stockholders of NCS should pay the compensation to which plaintiffs' counsel are entitled for their services in the litigation.

                                  THE PARTIES

    2. Plaintiffs Dolphin Limited Partnership I, L.P., Ramesh Mehan, Renee Mehan, Renee Mehan IRA, Saroj Mehan, Maneesh Mehan,



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

Rahul Mehan, Joel Mehan, Lajia Mehan, Darshan Mehan IRA, Darshan Mehan (Rollover IRA), Arsh N. Mehan, Arsh N. Mehan (Roth IRA), Ashok K. Mehan, Ashok
K. Mehan IRA, Robert M. Miles and Guillermo Marti are plaintiffs in the Shareholders Action and own shares of the Class A common stock of NCS.

     3. Omnicare is a Delaware corporation headquartered in Covington, Kentucky. NCS Acquisition, a Delaware corporation, is a wholly owned subsidiary of Omnicare formed to facilitate the acquisition of NCS.

                   THE BACKGROUND TO THE SHAREHOLDERS ACTION

     4. On July 29, 2002, NCS announced that it had agreed, pursuant to an Agreement and Plan of Merger by and among Genesis and one of its subsidiaries and NCS, dated as of July 28, 2002 (the "Genesis Merger Agreement"), to be acquired by Genesis in a stock-for-stock deal with a value then and now of approximately $1.60 per NCS share. However, prior to agreeing to the Genesis deal, NCS and its Directors were aware that Omnicare was interested in acquiring NCS and had in fact, on July 26, 2002, made an all-cash offer to acquire NCS at $3.00 per share. Omnicare had also offered to consider a stock-for-stock merger, if desired by NCS.

     5. The NCS Board of Directors - Jon H. Outcalt ("Outcalt"), Kevin B. Shaw ("Shaw"), Boake A. Sells ("Sells"),

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and Richard L. Osborne ("Osborne") (collectively, the "Director Defendants") --
did not explore Omnicare's proposal. Rather, the Director Defendants entered into the Genesis Merger Agreement. The Director Defendants also approved a series of provisions and agreements which collectively ensured approval of the Genesis Merger, including:

     o Two of the Director Defendants, Outcalt and Shaw, entered into voting agreements granting Genesis an irrevocable proxy to vote their NCS shares in favor of the Genesis Merger Agreement and against any other proposal (the "Voting Agreements"). Because Outcalt and Shaw collectively own 230,968 shares of NCS Class A common stock (one vote per share) and 4,617,219 shares of NCS Class B common stock (10 votes per share), or an aggregate of about 65% of the outstanding voting power of NCS, implementation of the Voting Agreements would have guaranteed approval of the Genesis Merger.

     o The Genesis Merger Agreement expressly required the NCS Board of Directors to convene and hold a stockholders' meeting even if the Director Defendants withdrew their approving recommendation and prohibited the NCS Board from terminating the Agreement prior to the stockholder vote to approve the merger (the "Force the Vote Provision").

     6. On August 1, 2002, Omnicare announced that it would be commencing an all-cash, fully financed tender offer for all shares of NCS common stock at a price of $3.50 per share. The Tender Offer was commenced on August 8, 2002 and conditioned on invalidation of the lock-up provisions contained in the Genesis Merger Agreement and Voting Agreements.

     7. In September 2002 (during the midst of expedited proceedings), the Director Defendants obtained from Genesis a

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limited waiver of the "no-shop" provisions in the Genesis Merger Agreement and announced that NCS planned to hold discussions with Omnicare concerning its offer to acquire NCS. However, the Director Defendants stated that because of the Voting Agreements and the Force the Vote Provision "[i]t was unlikely that a business combination with Omnicare may be consummated."

     8. Following a meeting between representatives of Omnicare and NCS, Omnicare provided NCS with a signed merger agreement confirming its willingness to acquire NCS at $3.50 per share. On October 22, 2002, NCS announced that the Board of Directors had withdrawn its recommendation that NCS stockholders vote in favor of the Genesis Merger and, instead, unanimously recommended that NCS stockholders vote against the transaction. That announcement cautioned that "NCS does not have the right" to terminate the Genesis Merger Agreement and was still required to submit the transaction for stockholder approval. NCS further represented that "[b]y virtue of [V]oting [A]greements entered into in connection with the Genesis transaction, NCS believes that Genesis has sufficient power to approve the Genesis [M]erger."

     9. That same day, Genesis issued a press release stating that Genesis was "'respectful of the continuing fiduciary duty of the NCS board,'" but that the decision of the NCS Board to change its recommendation "'does not affect the Genesis/NCS merger agreement, which remains binding upon NCS, nor does it affect the

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


related [V]oting [A]greements which remain binding upon the holders of a majority of the voting power of NCS.'" (Quotation omitted.) As a result, "Genesis reiterated its confidence that the merger will be completed on a timely basis."

     10. In accordance with the Force the Vote Provision of the Genesis Merger Agreement, the Director Defendants then duly scheduled a stockholders' meeting to approve the Genesis Merger.

                   THE PROCEEDINGS IN THE SHAREHOLDERS ACTION

     11. On and after July 30, 2002, plaintiffs filed class actions in the Court of Chancery seeking equitable and declaratory relief against the attempt by NCS' Board of Directors to sell NCS to Genesis without having explored or investigated the proposal by Omnicare to acquire NCS at a considerably higher price. On August 30, 2002, the actions were consolidated as Consol. C.A. No. 19786. On September 12, 2002, the Court granted plaintiffs' motion to expedite discovery. On September 20, 2002, plaintiffs filed a Consolidated Amended Complaint amplifying their existing claims and asserting additional ones.

     12. During the course of the Shareholders Action and the related lawsuit brought by Omnicare (the "Omnicare Action"), the parties engaged in extensive discovery and motion practice, all on an expedited basis. On October 2, 2002, plaintiffs moved for summary judgment on Count I of the Consolidated Amended Complaint

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

seeking a declaration that the Voting Agreements among Genesis and Director Defendants Outcalt and Shaw that gave Genesis an irrevocable proxy to vote Outcalt's and Shaw's shares of NCS common stock in favor of the Genesis Merger violated the transfer restrictions contained in the NCS amended and restated certificate of incorporation. This Court denied plaintiffs' motion, and granted summary judgment, sua sponte, in favor of defendants with respect to this claim. See Omnicare, Inc. v. NCS Healthcare, Inc., 2002 WL 31445163 (Del. Ch.).

     13. The Court of Chancery also granted summary judgment against Omnicare on a similar count of its Second Amended Complaint. Id. Earlier, this Court had dismissed for lack of standing the breach of fiduciary duty counts of Omnicare's complaint challenging the Genesis Merger Agreement and the Voting Agreements. See Omnicare, Inc. v. NCS Healthcare, Inc., 2002 WL 31445168 (Del. Ch.).

     14. On Sunday, November 3, 2002, plaintiffs filed a motion for a preliminary injunction seeking to enjoin the acquisition of NCS by Genesis on the grounds that the Director Defendants had breached their fiduciary duties in approving the Genesis Merger Agreement and the Voting Agreements. After extensive briefing, that motion was argued on November 14, 2002. On November 22, 2002, the Court of Chancery issued an Opinion and Order (the "November 22 Order") denying plaintiffs' motion for a preliminary


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injunction.

     15. On November 25, 2002, plaintiffs filed applications in both the Court of Chancery and the Delaware Supreme Court seeking certification of an interlocutory appeal of the November 22 Order. Plaintiffs contemporaneously moved in the Supreme Court for an expedited appeal. Following briefing and oral argument, this Court denied certification on November 26, 2002 and the Supreme Court initially denied certification as well; however, in a sua sponte Order issued on December 4, 2002, the Supreme Court vacated its earlier Order and granted certification and an expedited appeal of the November 22 Order. The Delaware Supreme Court further directed that (a) the appeal be fully briefed by December 9 at 4:00 p.m.; (b) the appeal be consolidated with the pending appeals by Omnicare from the dismissal of its claims; (c) the appeals be argued on December 10; and (d) the appeals be heard en banc.

     16. All parties then complied with the extraordinarily accelerated schedule established by the Delaware Supreme Court and the appeals were duly argued on December 10, 2002, with the argument of the appeal in the Shareholders Action proceeding first (in accordance with the Supreme Court's directive) followed by the argument of the appeal from the decisions in the Omnicare Action. Later that day, the Delaware Supreme Court issued an Order (the "December 10 Order") reversing this Court's denial of


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



a preliminary injunction. This Supreme Court held that the NCS Board had acted unreasonably in approving "deal protection measures" that "irrevocably locked up the [Genesis] merger" and "precluded the directors from exercising their continuing fiduciary obligation to negotiate a sale of the company in the interest of the shareholders." December 10 Order, at 7.

     17. The Delaware Supreme Court remanded the matter to the Court of Chancery with a direction to enter a preliminary injunction "precluding implementation of the NCS/Genesis merger." Id. at 8.

     18. On December 11, 2002 the Court of Chancery entered an order preliminarily enjoining the Genesis Merger.

                                THE ACQUISITION

     19. A bidding contest between Genesis and Omnicare for NCS ensued promptly following the entry of the preliminary injunction. As a result of that process, Omnicare submitted the highest bid at $5.50 per share. That increased offer is more than 340% higher than the $1.60 per share price NCS stockholders would have received in the Genesis merger or $102 million in the aggregate.

     20. Pursuant to an Agreement and Plan of Merger by and among Omnicare, NCS Acquisition and NCS, dated December 17, 2002, Omnicare and NCS Acquisition will be acquiring all of the


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

outstanding shares of NCS common stock at $5.50 per share pursuant to the Tender Offer scheduled to expire at 12:00 midnight (EST) on January 7, 2003 and a merger to acquire any shares that remain outstanding thereafter. Omnicare has represented in its offering materials that it will be purchasing 26,233,391 NCS shares through the Acquisition. Omnicare has further represented that it will pay the tendering shareholders promptly after the expiration of the Tender Offer.

                               IRREPARABLE INJURY

    21. The successful prosecution of the Shareholders Action and the efforts of the plaintiffs' counsel have conferred an approximate $102,000,000 direct benefit upon all of the shareholders of NCS, the "common fund" in which all NCS shareholders will participate. Under Delaware law, plaintiffs are entitled to an allowance of reasonable attorneys' fees and expenses to be paid from the common fund.

    22. Nonetheless, it will be impossible as a practicable matter for plaintiffs' attorneys to collect such fees and expenses from the widely scattered NCS shareholders, unless monies are set aside as requested herein.

    23. Plaintiffs have no adequate remedy at law and will be irreparably damaged unless immediate and permanent equitable relief is granted.

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


    WHEREFORE, plaintiffs pray for judgment and relief as follows:

    A. Temporarily, preliminarily and permanently enjoining defendants from distributing $13,500,000, otherwise payable to acquire NCS common stock in the Acquisition, and ordering defendants to deposit such sum in escrow, until the Court can adjudicate the rights of plaintiffs and their counsel to an allowance of fees and expenses in the Shareholders Action.

    B. Granting such other and further relief as may be just and proper.

                                          ROSENTHAL, MONHAIT, GROSS
                                            & GODDESS, P.A.

                                          By: /s/ Joseph A. Rosenthal
                                             -------------------------
                                          919 North Market Street, Suite 1401
                                          P.O. Box 1070
                                          Wilmington, DE 19899-1070
                                          Telephone: (302) 656-4433

                                          CHIMICLES & TIKELLIS, LLP.
                                          One Rodney Square
                                          Wilmington, DE 19801
                                          (302) 656-2500

                                          Attorneys for Plaintiffs

OF COUNSEL:

LOWEY DANNENBERG BEMPORAD
  & SELINGER, P.C.
The Gateway, 11th Floor
One North Lexington Avenue
White Plains, NY 10601-1714
  (914) 997-0500

BEATIE AND OSBORN LLP
521 Fifth Avenue, 34th Floor
New York, NY 10175
(212) 888-9000

Co-Lead Counsel for Plaintiffs

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


CAULEY GELLER BOWMAN & COATES, LLP
One Boca Place
2255 Glades Road, Suite 421A
Boca Raton, FL 33431
(561) 750-3000

SCHIFFRIN & BARROWAY, LLP
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004
(610) 667-7706

WOLF HALDENSTEIN ADLER FREEMAN & HERZ
270 Madison Avenue
New York, NY 10016
(212) 545-4600




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